UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant’s name into English)

Star Bulk Carriers Corp.
c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece
 (Address of principal executive office)

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Underwriting Agreement

On June 26, 2018, Star Bulk Carriers Corp. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Oaktree Dry Bulk Holdings LLC (the “Selling Shareholder”), and Morgan Stanley & Co. LLC as the underwriter named on Schedule I thereto (the “Underwriter”) pursuant to which the Selling Shareholder agreed to sell 5,000,000 common shares, par value $0.01 per share (the “Shares”), of the Company at a price of $12.80 per Share in a registered offering under the Securities Act of 1933, as amended (the “Securities Act”).  The Underwriting Agreement contains customary indemnities and covenants.

 The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached to this Current Report on Form 6-K as Exhibit 1.1, and is incorporated herein by reference into the Company’s Registration Statement on Form F-3 (File No. 333-219381).

Press Release

Attached as Exhibit 99.1 is a copy of the press release of Star Bulk Carriers Corp. dated June 29, 2018 titled “Star Bulk Carriers Corp. Announces Closing of Secondary Public Offering of 5,000,000 Common Shares.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2018	STAR BULK CARRIERS CORP.
(Registrant)

	By:	/s/ Simos Spyrou
		Name:	Simos Spyrou
		Title:	Co-Chief Financial Officer

Exhibit No.	Name
1.1	Underwriting Agreement, dated June 26, 2018, between Star Bulk Carriers Corp., Oaktree Dry Bulk Holdings LLC and the underwriter named on Schedule I thereto.

99.1	Press Release of Star Bulk Carriers Corp. dated June 29, 2018 titled “Star Bulk Carriers Corp. Announces Closing of Secondary Public Offering of 5,000,000 Common Shares.”